FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1    FRN Variable Rate Fix announcement dated 21 June 2004
No. 2    Holding(s) in Company announcement dated 24 June 2004

Document No. 1


RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 6,000,000.00
    MATURING: 19-Mar-2008
    ISSUE DATE: 24-Mar-2003
    ISIN: XS0165745893

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Jun-2004 TO 20-Sep-2004 HAS BEEN FIXED AT 4.958750 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 20-Sep-2004 WILL AMOUNT TO:
GBP 123.63 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

Northern Rock plc was informed on 23rd June 2004 that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued 25p ordinary share capital of the Company as follows:

          Registered Holder              Holding     % of Share Capital
Prudential plc                        18,554,144                   4.4%

   M&G (Lombard St) NOMS FPE              27,618
   MAGIM HSBC GIS NOM (UK) SALI           87,994
   MGIM A/C JPM A/C RU                 4,846,000
   PRUCLT HSBC GIS NOM (UK) PAC AC    12,055,149
   PRUCLT HSBC GIS NOM (UK) PPL AC     1,120,126
   PRUCLT HSBC GIS NOM (UK) SAL AC         9,456
   ROY NOMINEES 578079                    82,249
   ROY NOMS LTD 578052                    45,998
   ROY NOMS LTD 578141                    89,921
   ROY NOMS LTD 578192                   189,633

The Prudential Assurance Co Ltd       13,272,725                  3.15%

   MAGIM HSBC GIS NOM (UK) SALI           87,994
   PRUCLT HSBC GIS NOM (UK) PAC AC    12,055,149
   PRUCLT HSBC GIS NOM (UK) PPL AC     1,120,126
   PRUCLT HSBC GIS NOM (UK) SAL AC         9,456


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                Northern Rock plc
                                  (Registrant)



Date:  28 June 2004                     By:____J Shipley_____

                                        Name:  J Shipley
                                        Title: Assistant Company Secretary